October 10, 2006

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brad Skinner, Accounting Branch Chief

	Re:	Logitech International S.A.
Form 20-F for the fiscal year ended March 31, 2006
Form 6-K furnished July 20, 2006
File No. 000-29174

Dear Mr. Skinner:

Logitech International S.A. (the “Company”) is in receipt of your letter dated September 13, 2006 with the respect to the Company’s Form 20-F for the fiscal year ended March 31, 2006 (“Form 20-F”) and Form 6-K furnished July 20, 2006. We have responded to your comments as set forth below. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Form 20-F.

Form 20-F for the Year Ended March 31, 2006

Item 5, Operating and Financial Review and Prospects

Liquidity and Capital Resources

Cash Flow from Operating Activities, pages 45-46

1.	Staff Comment No. 1: We note your disclosure that stronger business results were offset by increased accounts receivable balances resulting from significantly higher sales in fiscal 2006 and an increase in DSO. We further note your disclosure of your allowances for both doubtful accounts and for customer programs and returns on page F-14 and have the following comments:

October 10, 2006

•	We note that your allowance for doubtful accounts declined from approximately $5 million at fiscal year end 2005 to $3 million at fiscal year end 2006 while gross accounts receivable increased from $275 million to $357 million. During this same timeframe your allowance for customer programs and returns increased significantly from $40 million to $64 million. We note your allowance for customer programs and returns to be $37 million at fiscal year end 2004. Provide us with an analysis of activity within the allowance for customer programs and returns for each of the last 3 years.

•	Explain to us in reasonable detail the reasons for the significant increase in your allowance for customer programs and returns and the decrease in your allowance for doubtful accounts during fiscal 2006. Address the specific nature of each of the types of programs you have and how the reserve balances have been impacted by these programs. Your response should address the impact of both pricing and volume changes as well.

Company Response:

The Company has provided in Exhibit A an analysis of activity in the allowance for doubtful accounts and the allowances for customer programs and returns, by type, for the fiscal years ended March 31, 2006, 2005 and 2004. As described in the following paragraphs, the factors which impact the allowances for customer programs and returns are distinct from the factors which resulted in the decline of the allowance for doubtful accounts.

The Company has the following types of allowances for customer programs and returns:

•	Cooperative marketing arrangements, which are described in detail in the Company’s response to Staff Comment No. 5.

•	Customer incentive programs, which are described below. These programs include consumer rebates offered to individual consumer end-users to encourage the purchase of Logitech products, and volume rebates and other incentive discounts offered to distribution and retail customers to reward higher volumes or certain types of purchases.

•	Sales returns reserves, which are described in detail in the Company’s response to Staff Comment No. 3.

•	Price protection programs, which are described in detail in the Company’s response to Staff Comment No. 4.

The cost of customer programs and returns in fiscal year 2006 and 2005 was 8.67% and 8.06% of gross revenues. The increase in the cost of customer programs and returns during fiscal year 2006 related primarily to revenue growth and, to a lesser extent, to a new customer incentive program introduced in fiscal year 2006, expanded consumer rebate programs, and increased levels of estimated future sales returns. The allowances for customer programs and returns were 17.9% and 14.6% of gross accounts receivable at March 31, 2006 and 2005. The increase in these allowances resulted from the revenue growth and the timing of program activities.

October 10, 2006

The cost of cooperative marketing arrangements was 2.76% of gross revenues in both fiscal year 2006 and 2005. The 23% increase in gross revenues resulted in a 23% increase in the total cost of cooperative marketing arrangements in fiscal year 2006. Under these arrangements, the Company generally offers customers an allowance for marketing activities equal to a negotiated percentage of sales. The allowance is recognized at the time of sale to the customer. The increase in cooperative marketing arrangements resulting from revenue growth increased the allowance balance at March 31, 2006 compared with March 31, 2005.

The cost of customer incentive programs in fiscal year 2006 and 2005 was 2.28% and 1.89% of gross revenues. The cost of customer incentive programs increased in fiscal year 2006 due to a 23% increase in gross revenues compared with fiscal year 2005, a new customer incentive program, increased use of consumer end-user rebates, and higher customer volume rebates. The new customer incentive program was developed to address ecommerce markets serviced by the Company’s distribution customers. The program offered distributors a discount on certain products sold to them that they sold to an ecommerce customer. The discount was recorded upon sale to the distributor and the amount recorded was based on the distributor’s historical trended sales to ecommerce customers. The Company also increased its use of consumer end-user rebates in fiscal year 2006, as a more effective promotional tool in the Company’s retail markets. Contractual customer volume rebates, which are recorded upon sale to the customer, increased as a result of higher customer purchase levels. The increase in gross revenues and customer incentive programs, and the timing of program activities caused the allowance balance to increase at March 31, 2006 compared with March 31, 2005.

The cost of sales returns in fiscal year 2006 and 2005 was 2.88% and 2.64% of gross revenues. The costs recorded for sales returns in fiscal year 2006 increased principally due to the 23% growth in revenue, and higher estimated future return levels. Estimates of expected future product returns are recognized at time of sale based on analyses of historical return trends by customer and by product, inventories owned by and located at distributors and retailers, current customer demand, current operating conditions, and other relevant customer and product information, such as stage of product life-cycle. The increase in gross revenues during fiscal year 2006 resulted in an increase in the Company’s sales returns allowance at March 31, 2006 compared with March 31, 2005.

The cost of price protection in fiscal year 2006 and 2005 was 0.76% and 0.77% of gross revenues. The costs recorded for price protection in fiscal year 2006 increased due to the 23% growth in revenue. The amount of price protection allowance at March 31, 2006 is a function of when price reductions occur and when customers claim the price protection credit.

The Company estimates allowances for doubtful accounts based on management’s assessment of the collectibility of specific customer accounts, including their credit

October 10, 2006

worthiness and financial condition, as well as the Company’s historical experience with bad debts and customer deductions, receivables aging, current economic trends, geographic or country-specific risks and the financial condition of its distribution channels. The decreased allowance for doubtful accounts at March 31, 2006 reflects the Company’s historical bad debt experience, current receivables management policies requiring more careful selection, evaluation and monitoring of customer accounts, and the use of credit insurance for certain higher-risk customers.

2.	Staff Comment No. 2: Tell us how you account for the value-added taxes collected for, and refunds received from, the Chinese Government. We note that the calendar year 2003 refunds had a positive impact on fiscal year 2006 cash flow from operations.

Company Response:

The Company pays value-added taxes (“VAT”) in China on the purchase of raw materials and components. When manufacturing is completed and the finished goods are exported from China, the Company is eligible for a refund of a portion of the VAT paid. The Company files for the refund, receives approvals from Chinese tax officials and subsequently receives the refund. The portion of the VAT paid which is eligible for a refund is recorded as a receivable. The balance of the VAT paid is charged to inventory when incurred and included in cost of goods sold when the inventory is sold. Refunds received are applied against the receivable balance.

During fiscal year 2005, the Company received $9.2 million from the Chinese government relating to refund claims from calendar year 2003 and prior which, by reducing the receivable balance, contributed to improved cash from operations in fiscal year 2005, as disclosed in the Form 20-F under the caption “Operating and Financial Review and Prospects, Liquidity and Capital Resources, Cash Flow from Operating Activities.”

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

3.	Staff Comment No. 3: We note your disclosure regarding return rights offered on certain products. Tell us which product arrangements contain such rights and describe the rights in reasonable detail. Explain how your revenue recognition policy takes into consideration the guidance in paragraph 6 of SFAS 48. Given the various customer price-protection, rebate and other incentive programs you offer, specifically address how your arrangements comply with condition (a) of paragraph 6 which requires that the price to the buyer be substantially fixed and determinable at the date of sale.

October 10, 2006

Company Response:

The Company’s return rights vary by customer, and range from just the right to return defective product to the right to return up to 10% of the previous quarter’s purchases, if the customer places an offsetting order for the amount they returned. The right to return defective products granted to customers is outside the scope of Statement of Financial Accounting Standards No. 48, “Revenue Recognition Where Right of Return Exists” (“SFAS 48”).

The Company has considered the guidance in paragraph 6 of SFAS 48 and believes it meets the specified conditions, as described in the following paragraphs, and accordingly, recognizes revenue at the time of sale to its customers.

The Company has considered the condition stated in paragraph 6(a) of SFAS 48, and believes the price charged to the customer is substantially determinable at the time of sale based on the following facts:

•	Cooperative marketing arrangements are for a negotiated fixed percentage of the customer’s purchases and are recognized as a reduction of the sale price at the time of sale.

•	Contractual customer rebates related to purchase volumes or sales of specific products by distributors to specified retailers are recognized as a reduction of the sale price at the time of sale based on the negotiated terms and the Company’s historical experience.

•	Contractual price protection provisions in customer agreements are within the Company’s control, since the customer is entitled to a reduction in price only if the Company lowers the price of the product. The Company has significant industry experience in product life-cycle management and has the ability to reasonably estimate the impact of price protection, if any. In addition, other rebates that the Company may from time to time offer directly to customers or to end-users are non-contractual one-time voluntary offers which are within the control of the Company and do not impact the 6(a) evaluation.

The Company meets the conditions in paragraphs 6(b) and 6(c) of SFAS 48, because customers are obligated to pay the Company for product sales generally within 30 to 60 days, and the payments are not contingent on the resale of the product, nor can payments be changed in the event of theft, physical destruction or damage to the product sold.

The Company meets the conditions in paragraphs 6(d) and 6(e) of SFAS 48 because its customers are independent distributors and retailers, and have economic substance apart from the Company. The Company does not have contractual obligations to its customers for future performance to directly bring about resale of the product by the customer.

The Company meets the condition in paragraph 6(f) of SFAS 48 because the Company’s historical returns experience, length of return period, and volume of similar sales enables the

October 10, 2006

Company to reasonably estimate future returns at the time of sale. The Company has the ability to estimate future product returns based on analyses of historical returns records maintained by product and by customer. This historical data indicates that the majority of product returns occur within three fiscal quarters of sale. Although the Company’s products are technologically sensitive, the Company has a proven history of innovation within product lines and of product life-cycle management. In addition, no significant factors exist, such as those described in SFAS 48, paragraph 8, which impair the Company’s ability to make such estimates.

4.	Staff Comment No. 4: We note that you provide price protection to most retail customers. With respect to your price protection programs, please provide the following:

•	Describe the significant assumptions and material changes in your calculations of price protection reserves and explain the impact of any adjustments on gross margin.

•	Describe the significant terms and conditions of your agreements.

•	Tell us whether the amount of protection is limited or “capped.”

•	Explain how you are able to reliably estimate amounts.

•	Tell us how you considered EITF 01-9 in determining when to record such reserves.

Company Response:

The Company has agreements with most of its retail customers that contain terms allowing price protection credits to be issued in the event of a subsequent price reduction (contractual price protection). If the Company reduces the price of a product, the customer has the ability to submit a claim for products currently in the customer’s inventory or in-transit on the effective date of the price decrease. The products must be new and in unopened boxes. The customer has a limited period of time in which to submit a claim for the price protection credit. Also, in certain agreements the price protection may be “capped” to include only products sold to the customer within the last 180 days which the customer has in inventory.

Given the nature of the Company’s products, the manufacturing and distribution model of the Company, the Company’s overall product life-cycle management, and the length of time to move product through the distribution and retail channels, wholesale price reductions occur infrequently. The Company has current knowledge of channel inventory levels, since the majority of customers provide weekly or monthly information regarding the amount of product inventory on hand and the amount sold through to retailers or end users.

The price protection policy and calculations have not changed materially from year to year. The Company’s price protection programs are within its control and require management involvement and approval. Consistent with industry practice, the Company accrues for price protection based on estimates of future price decreases at the time of sale. The Company believes it has sufficient visibility into when a price reduction is going to occur and has

October 10, 2006

sufficient data to estimate the percentage of current period sales that will be in the customer’s inventory at the time of the price reduction. The impact of price protection costs on the Company’s gross margin for the fiscal years ended March 31, 2006, 2005 and 2004 was 0.9%, 0.9% and 1.3%.

The Company has considered the guidance in Emerging Issues Task Force 01-09, “Accounting for Consideration Given by a Vendor to a Customer” (“EITF 01-09”) in determining when to record other rebates (non-contractual price protection) offered from time to time to customers or end-users. In accordance with Issue 4 of EITF 01-09, sales incentives offered voluntarily by the Company are recognized as a reduction of revenue at the later of the date the revenue is recognized or the date the sales incentive is offered.

Advertising Costs, page F-8

5.	Staff Comment No. 5: We note that you enter into cooperative advertising programs where a portion of related costs are recorded as operation expenses and a portion are recorded as a reduction of revenue. Describe for us the nature of these programs and your accounting for the costs incurred. Explain how you determine the appropriate allocation and classification of these costs within the income statement. Address Issue 1 of EITF 01-9 in your response. Further, tell us how you estimate the fair value of the benefit received.

Company Response:

As stated in the Form 20-F under the caption “Operating and Financial Review and Prospects, Critical Accounting Estimates, Customer Programs,” the Company enters into cooperative marketing arrangements with distribution and retail customers. The objective of these marketing programs is to encourage advertising and promotional events to increase sales of the Company’s products, to build brand awareness, and to promote product acceptance. Under these cooperative marketing programs, the Company generally offers customers an allowance for marketing activities equal to a negotiated percentage of sales.

In the fiscal year ended March 31, 2006, $81.8 million, or 57%, of total advertising costs related to cooperative marketing arrangements were recorded as a deduction from revenue. Five percent of total advertising costs, or $7.2 million, consisted of marketing expenditures which complied with the criteria specified in EITF 01-09 and were classified as marketing and selling expense.

If no separable identifiable benefit is to be received, the Company recognizes the obligation for these programs at the time of the sale to that customer, and classifies the amount as a reduction of revenue, in compliance with Issue 1 of EITF 01-09.

October 10, 2006

If a separable identifiable benefit is to be received, the customer must present evidence of reimbursable marketing expenditures, such as advertising featuring Logitech products, to receive reimbursement. For programs which require evidence of marketing expenditures, the cost is recognized at the time the marketing expense is incurred. These programs are classified as marketing and selling expense because the Company receives a separable identifiable benefit in exchange for the cooperative marketing payment, the benefit could have been purchased by the Company separately from a vendor that is not also a customer, and the fair value of the benefit can be reasonably estimated.

The fair value of the benefit received in exchange for cooperative marketing programs classified as marketing and selling expense is determined by reference to third-party documentation. Customers must submit documentation such as full newspaper or magazine tearsheets including the publication name and date, or third-party invoices for publication, printing, distribution or other costs. Company employees review the adequacy of the claim documentation submitted to ensure the promotion met the specific criteria established and to assess whether the amount approximates the cost the Company would have incurred for a similar promotion. Costs of these cooperative marketing programs in excess of the fair value of the benefit received are classified as a reduction of revenue.

Note 12 – Commitments and Contingencies, page F-21

6.	Staff Comment No. 6: We note your disclosure that in connection with the European Union’s (EU) Waste Electrical Equipment Directive (WEEE), you expect to incur costs for managing and recycling historical waste equipment and make provisions for costs related to future waste. However, your disclosure does not indicate that an accrual was made or indicate an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Tell us how you considered paragraphs 8 to 10 of SFAS 5.

Company Response:

The Company reviewed the status of legislation related to the WEEE Directive in the 20 EU member states where the Company does business. In the 8 EU member states where WEEE legislation was not yet enacted, in effect, or where insufficient information was available regarding the impact of the legislation, the Company concluded that the amount of the liability for collection, recycling, treatment and disposal costs was not reasonably estimable as required by paragraph 8(b) of Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS 5”), and no liability was therefore recorded.

In the 12 EU member states which had enacted WEEE legislation, the Company concluded that a liability had been incurred in accordance with paragraph 8(a) of SFAS 5. The amount of the liability was estimated by determining the amount of product placed in each market prior to March 31, 2006 based on historical sales records, estimating the proportion of product likely to be recycled based on experience in the largest market, and obtaining processing costs for collection, recycling, treatment and disposal based on published or

October 10, 2006

invoiced rates. Based on this data, the liability was considered reasonably estimable as required by paragraph 8(b) of SFAS 5. The Company also concluded that the exposure to liability in excess of such estimate was not reasonably possible as described in paragraph 10 of SFAS 5. The amount of the accrual as of March 31, 2006 was $484,160, which the Company did not consider material in relation to liabilities, cost of goods sold, financial position or results of operations, and therefore did not disclose the amount accrued.

In future filings with the SEC, if material, the Company will disclose the amount of the estimable and recorded liability relating to WEEE and the range of loss for any reasonably possible liability not accrued, or that a range cannot be estimated.

Form 6-K furnished July 20, 2006

Exhibit 15.1

7.	Staff Comment No. 7: We believe the non-GAAP statement of income columnar format appearing in the press release on page 7 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” In future press releases please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Company Response:

The Company will not present a GAAP/Non-GAAP Consolidated Statement of Income columnar format in any future quarterly or annual press release. Rather, the Company will present any future individual non-GAAP measures in compliance, to the extent applicable, with Item 10 of Reg. S-K and Question 8 of the Division’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

October 10, 2006

Acknowledgements

The undersigned, on behalf of the Company, acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (510) 713-4488 should you have any questions or comments to this response.

Very truly yours,

/s/ Mark J. Hawkins
Mark J. Hawkins Chief Financial Officer

cc:	David Edgar, Staff Accountant, Division of Corporation Finance, SEC
Guerrino De Luca, CEO, Logitech International S.A.
Steven Bernard, Wilson Sonsini Goodrich & Rosati P.C.
Betty Jo Charles, PricewaterhouseCoopers

October 10, 2006

Exhibit A

Analysis of Activity

Allowance for Doubtful Accounts and

Allowances for Customer Programs and Returns

(dollars in thousands)

Fiscal Year	Description	Balance at beginning of period	Charged to Income Statement	Write-offs charged to allowance	Balance at end of period
2006	Allowance for doubtful accounts	$5,166	$9	$(2,187)	$2,988
2005	Allowance for doubtful accounts	$6,068	$55	$(957)	$5,166
2004	Allowance for doubtful accounts	$7,716	$1,271	$(2,919)	$6,068

2006	Cooperative Marketing Arrangements	$18,381	$56,865	$(49,704)	$25,542
2005	Cooperative Marketing Arrangements	$10,548	$46,370	$(38,537)	$18,381
2004	Cooperative Marketing Arrangements	$8,290	$34,608	$(32,350)	$10,548

2006	Customer Incentive Programs	$12,672	$46,971	$(35,151)	$24,492
2005	Customer Incentive Programs	$11,408	$31,576	$(30,312)	$12,672
2004	Customer Incentive Programs	$9,478	$23,716	$(21,786)	$11,408

2006	Reserve for Sales Returns	$6,416	$59,262	$(54,025)	$11,653
2005	Reserve for Sales Returns	$11,058	$44,116	$(48,758)	$6,416
2004	Reserve for Sales Returns	$7,602	$43,970	$(40,514)	$11,058

2006	Price Protection	$2,669	$15,579	$(15,889)	$2,359
2005	Price Protection	$3,906	$12,849	$(14,086)	$2,669
2004	Price Protection	$2,866	$16,210	$(15,170)	$3,906